UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934

For the fiscal year ended December 31, 2006
                          -----------------

                 OR

     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ---- ACT OF 1934

For the transition period from                  to
                               ---------------      ---------------------

Commission file number 333-120617
                       ----------



               THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
               ---------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              -----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the
       Securities and Exchange Commission
       relative to this report should be
       forwarded to:



                                        Nick S. Cyprus
                                        Controller and Chief Accounting Officer
                                        General Motors Corporation
                                        300 Renaissance Center
                                        Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
    ----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Group LLC Savings Incentive Plan:
         Report of Independent Registered Public Accounting Firm         3
         Statements of Net Assets Available for Benefits                 4
         Statement of Changes in Net Assets Available for Benefits       5
         Notes to Financial Statements                                   6
         Supplemental schedule as of and for the year ended,
           December 31, 2006:
         Form 5500, Schedule H, Part IV, Line 4i -
           Schedule of Assets Held at End of Year                       15


Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.


(b) EXHIBIT
    -------

     Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE GROUP LLC
                                               SAVINGS INCENTIVE PLAN
                                               ---------------------------
                                                     (Name of Plan)



Date   December 7, 2007                   By
       ----------------
                                               /s/David C. Walker
                                               ------------------
                                               (David C. Walker,
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
The GMAC Mortgage Group LLC Savings Incentive Plan
Horsham, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the GMAC Mortgage Group LLC Savings Incentive Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP
Philadelphia, PA
October 15, 2007

               THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2006 AND 2005

                                                     2006            2005
                                                     ----            ----

ASSETS:
  Participant-directed investments at fair
    value                                      $542,467,416     $477,110,492
  Nonparticipant-directed investments (Note 5)            -       56,857,727
                                                -----------      -----------

     Total investments                          542,467,416      533,968,219
                                                -----------      -----------

  Receivables:
  Participant contributions                             917            7,557
  Employer contributions                            438,694        2,701,137
                                                -----------      -----------

     Total receivables                              439,611        2,708,694
                                                -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR
VALUE                                           542,907,027      536,676,913


Adjustments from fair value to contract
  value for fully benefit-responsive
  investment contacts                               611,391          650,196
                                                -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS              $543,518,418     $537,327,109
                                                ===========      ===========



 See notes to financial statements.

               THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
  Contributions:
   Employee                                                      $70,887,810
   Employer                                                       23,385,535
                                                                  ----------

     Total contributions                                          94,273,345
                                                                  ----------

  Investment income:
   Net appreciation in fair value of investments (Note 4)         50,824,010
      Interest and dividends                                      31,025,088
                                                                  ----------

     Net investment income                                        81,849,098
                                                                  ----------

DEDUCTIONS:
  Benefits paid to participants                                  169,931,134
                                                                 -----------

INCREASE IN NET ASSETS                                             6,191,309

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                              537,327,109
                                                                 -----------

  End of year                                                   $543,518,418
                                                                 ===========



 See notes to financial statements.

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006
-------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following description of the GMAC Mortgage Group LLC Savings Incentive Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    The Plan was initially effective January 1, 1978 under the sponsorship of Colonial Mortgage Service Company ("Colonial") and was then known as the Colonial Companies Savings and Incentive Plan. GMAC Mortgage Corporation acquired all of the outstanding stock of Colonial in 1986 and adopted the Plan as The GMAC Mortgage Corporation Savings Incentive Plan. The Plan was subsequently assumed by GMAC Mortgage Group, which is comprised of wholly owned subsidiaries of General Motors Acceptance Corporation (GMAC) (the "Group") and was renamed The GMAC Mortgage Group LLC Savings Incentive Plan. The Plan has been amended or amended and restated from time to time. The Plan was last amended and restated effective January 1, 2001. The Plan's most recent amendment was effective October 11, 2006.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    General--The Plan is a defined contribution plan with a cash or deferred arrangement for substantially all employees of the Group, its participating subsidiaries and any related entities electing to adopt the Plan with the permission of the Group's Board of Directors or the Plan Administrative Committee. The primary subsidiaries or related entities and their respective subsidiaries participating in the Plan include:

    o GMAC Residential Holding Corporation ("GMAC Residential")
    o Residential Funding Corporation ("RFC")
    o GMAC Commercial Holding Corporation ("GMAC Commercial Mortgage"). On March 23, 2006, a sale of 78% equity interest in GMAC Commercial Mortgage was finalized. As of that date, GMAC Commercial Mortgage is no longer part of the GM Control Group and is no longer part of the employer in the GMAC Mortgage Group, Inc. Savings Incentive Plan. On March 23, 2006, each participant who was an employee of GMAC Commercial Mortgage without a severance date was transferred and became 100% vested in all contributions regardless of length of service.

    On July 20, 2006, GMAC converted its form of organization from a Delaware corporation to a Delaware limited liability company and changed its name to GMAC LLC. Prior to November 30, 2006, GMAC LLC was wholly owed by General Motors Corporation (GM). On November 30, 2006, GM sold 51% of its controlling interest in GMAC LLC to FIM Holdings LLC ("FIM Holdings"). FIM Holdings is an investment consortium led by Cerberus FIM Investors LLC, the sole managing member, Citigroup Inc., Aozora Bank Ltd. and a subsidiary of the PNC Financial Services Group, Inc. GM retains a 49% interest in GMAC LLC through GM's wholly owned subsidiary, GM Finance Co. Holdings LLC.

    The Group controls and manages the operation and administration of the plan. Fidelity Management Trust Company ("Fidelity") serves as the trustee of the Plan.

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006 (continued)
-------------------------------------------------------------------------------

    Contributions-- Annual additions to a participant's account are subject to certain limitations imposed by the Plan, and the Internal Revenue Code ("IRC") limitations. Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% up to 99% of eligible compensation (or the amount available after statutory and other benefit deductions are taken). Contributions are subject to a limit of $15,000, plus as applicable, the limit for age 50 or older catch-up contributions of $5,000 for the year ended December 31, 2006. After one year of service, the Group will match 100% of a participant's contribution, up to 6% of compensation on a per payroll period basis, to an annual matching limit of $3,000, subject to adjusting contributions at the end of the year to provide the participant with the same level of employer matching contribution as the participant would have received if the participant made level contributions throughout the year. Additional amounts may be contributed at the discretion of GMAC Residential and RFC to non-highly compensated employees. Participants may also contribute certain amounts representing distributions from other qualified defined benefit or defined contribution Plans. Effective the first payroll on or after March 1, 2006, the Plan automatically enrolled all eligible GMAC Residential Holding Corporation and RFC employees into the Plan. Unless the participant elects differently, participants are automatically enrolled to contribute 2% of compensation on a pre-tax basis. If the participant does not make an investment election, the contribution will be invested into the Fidelity Puritan Fund, which is the Plan's default investment option.

    Investments-- Based on the participant's election, participant contributions can be directed to any of several investment funds or options. As of December 31, 2006, the Plan currently offers 20 mutual funds as investment options for participants. Participants may elect to change contribution elections daily and are permitted to change allocations among funds or transfer balances between funds, in 1% increments, daily. Employer contributions and discretionary contributions are made to the same fund elections as the participant contributions. Effective November 30, 2006, the GM Unitized Common Stock Fund investment option was eliminated from the Plan. All investment balances in these investment options was liquidated.

    Eligibility-- Employees, except those in an ineligible classification, generally are eligible to make elective contributions to the Plan starting on the first day of the calendar month following 30 days of employment. Employees considered ineligible are those covered by a collective bargaining agreement, part-time commissioned employees not eligible for fringe benefits, part-time employees scheduled to work less than 20 hours per week, temporary employees, those employed as mortgage loan agents by GMAC Home Services, non-resident aliens with no United States source income, leased employees (paid by an entity other than the Group), or independent contractors. Temporary employees and those scheduled to work less than 20 hours per week become eligible once they complete one year of eligibility service if they are employed by the Group on that date.

    Participant Accounts-- Individual accounts are maintained for each Plan participant. The Salary Reduction Account consists of a participant's contributions. The Matching Account consists of the Group's contributions. An account is also maintained for each participant that has rollover contributions from a prior Qualified Plan and in 2005 a separate account was established for Qualified Non-Elective Contributions ("QNEC"). The QNEC consist of contributions made by the employer to eligible non-highly compensated employees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any increase or decrease in the market value of each investment category and all accrued income, expense, and realized profit or loss are added to or deducted from the account of each participant in proportion to account balance.

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006 (continued)
-------------------------------------------------------------------------------

    Vesting-- Participants are vested immediately in their contributions in the Salary Reduction Account plus actual earnings thereon. Vesting in the Group's contributions in the Matching Account plus earnings thereon is based on years of service. The participants' Matching Account vested balance is 20% after one year of service and increases 20% per year thereafter until becoming 100% (fully) vested after 5 years of service.

    Participant Loans-- Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. Interest on participant loans is determined by the Group based on rates offered by commercial lenders for similar type loans. The interest rate on a participant loan is the prime rate + 1%. Loan repayments generally are made in level payments each pay period during the term of the loan. The loan term is not to exceed ten years if the loan is used for the purchase of a home or five years if the loan is used for any other purpose. Loans are funded through the liquidation of the participant's related investments. Repayments of principal and interest are reinvested based upon the participant's current investment options.

    Payment of Benefits-- On termination of service, a participant may generally elect to withdraw his or her vested accrued benefit at any time subject to a tax penalty if withdrawn prior to age 59 1/2. A participant's vested accrued benefit may be withdrawn prior to termination because of financial hardship. A participant will receive his or her withdrawal in a lump-sum payment. The Plan was revised to include a partial payment distribution option in addition to the current lump sum distribution payment option as the participant or beneficiary elects, consistent with IRC minimum distribution requirements. Distributions are ordinarily made in cash (or as a direct rollover); however, a participant may also elect a distribution of shares of stock to the extent that a participant's accrued benefit is invested in employer stock.

    Forfeitures-- At December 31, 2006 and 2005, forfeited non-vested accounts totaled $1,373,401 and $1,585,330, respectively. These accounts will be used to pay Plan expenses or reduce subsequent Group contributions. During the year ended December 31, 2006 employer contributions were reduced by approximately $1,400,000 from forfeited non-vested accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting-- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Use of Estimates-- The Plan utilizes various investment instruments, such as mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

    Investment Valuation and Income Recognition-- Except for the Plan's investments in stable value funds, the Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Stable value fund, which is a common collective trust, is stated at fair value, based on the valuation of the underlying assets, and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances, which approximate fair value.

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006 (continued)
-------------------------------------------------------------------------------

    The Fidelity Managed Income Fund is a stable value fund that is a commingled pool of the Fidelity Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on cash basis. Dividends are recorded on the ex-dividend date.

    Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

    Adoption of new Accounting Pronouncement--The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

    Payment of Benefits--Benefit payments to participants are recorded upon distribution.

    Administrative Expenses-- Administrative expenses of the Plan are paid by the Plan as provided in the Plan document. No such expenses were incurred for the year ended December 31, 2006. Advisory, auditing and accounting services were paid for by the Group on behalf of the Plan. Costs for such outside services amounted to approximately $301,481 during the year ended December 31, 2006.

3.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Group has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's Matching Account becomes fully vested.

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006 (continued)
-------------------------------------------------------------------------------

4.  INVESTMENTS AND INVESTMENT OPTIONS

    Each of the following investments' market value represented five percent or more of the Plan's assets available for benefits at December 31, 2006 and 2005:

                                                        December 31,
  Investment description and number of shares        2006          2005
                                                     ----          ----

  Fidelity Management Trust Company:
    Fidelity Contrafund (954,553 and 885,625
      shares, respectively)                      $62,236,859   $57,353,121
    Spartan US Equity Index Fund (2,048,857 and
      2,408,331 shares respectively)             102,811,668   106,351,899
    Puritan Fund (2,474,318 and 1,681,881
      shares, respectively)                       49,412,138    31,501,644
    Managed Income Fund (51,602,742 and
      57,992,817 shares, respectively)            50,991,351    57,272,621
    Value Fund (484,451 and
      480,711 shares, respectively)               39,046,786    36,476,407
    Diversified International Fund (1,407,007
      and 1,151,739 shares, respectively)         51,998,903    37,477,615
    General Motors Unitized Common Stock Fund
      (0 and 6,060,214 shares, respectively)*              -    34,543,220

  * Includes nonparticipant-directed

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006 (continued)
-------------------------------------------------------------------------------

    During the year ended December 31, 2006 the Plan's investments, which consist of mutual funds and individual stock funds (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

         Asset Allocation Funds                           $1,474,456
         Balanced Funds                                    2,182,511
         Bond Funds                                         (454,998)
         Common Stock Funds                               21,683,719
         Growth & Income Funds                               477,579
         Growth Funds                                     19,365,137
         International Growth Funds                        5,465,864
         Specialty Fund                                      629,742
                                                          ----------

         Net appreciation in fair value of investments   $50,824,010
                                                          ==========



    The objective of the General Motors Unitized Common Stock Fund ("GMUS") was to provide a General Motors stock investment option that can be traded and accessed with the same frequency and timeliness as a mutual fund. This Fund was primarily comprised of General Motors ("GM") Common Stock and a small percentage of cash and/or other liquid investments ranging from 1 to 3 percent of total assets of the fund. The availability of the cash made it possible to trade shares of GM Common Stock without waiting the mandatory five-day settlement period. Participants had investments in the common stock of Delphi, DirecTV, NewsCorp and Raytheon as a result of receiving distributions of shares of stock to GM Shareholders from GM. Participants had investments in the common stock of Wachovia as a result of receiving distributions of shares of stock from a predecessor of GMAC Residential. These investments had been included as nonparticipant-directed investments. See Note 5 for more detailed financial information regarding the activity of nonparticipant-directed investments.

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006 (continued)
-------------------------------------------------------------------------------

5.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Prior to December 31, 2006, certain matching contributions from the Group were considered nonparticipant-directed investments. During the year ended December 31, 2006, the Group no longer allowed such investments for this investment option (see Notes 4 and 7 for the investment option and related investments) and participants made elections to transfer their current balance to another investment. Information about the net assets and the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 and for the year then ended is as follows:

                                                    At December 31,
                                                  2006            2005
                                                  ----            ----

  Nonparticipant-directed investments        $          -    $56,857,727
                                               ==========     ==========

  ADDITIONS:
    Contributions:
     Employer                                  16,905,422

       Total contributions                     16,905,422
                                               ----------

    Investment income (loss):
     Net depreciation in fair value of
      investments                              (6,351,934)
     Dividends                                     36,119
                                               ----------

       Net investment loss                     (6,315,815)

  DEDUCTIONS:
    Benefits paid to participants              (9,460,043)
    Net transfers to participant-directed
      investments                             (57,987,291)
                                               ----------

       Total deductions                       (67,447,334)
                                               ----------

  DECREASE IN NET ASSETS                      (56,857,727)
                                               ----------

  NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                          56,857,727
                                               ----------

    End of year                              $          -
                                               ==========

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006 (continued)
-------------------------------------------------------------------------------

6.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated August 20, 2002 that the Plan and related Trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on a fund. The total balance for these Funds was $305,647,403 and $321,765,649 at December 31, 2006 and 2005, respectively.
    These investments earned income of $68,941,413 during the year ended December 31, 2006

    Through its GMUS investment option, the Plan had invested in the indirect parent of the Group. See Note 5 for more detailed financial information regarding the activity of nonparticipant-directed investments. During the year ended December 31, 2006 participants had the following participant directed and non-participant directed transactions in the Plan as a result of the GMUS investment option. Effective November 30, 2006, the Plan no longer allowed the GMUS investment option.

         Total dollar amount of purchases             $20,005,988
         Total dollar amount of sales                  75,790,719

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

                                                          2006
                                                          ----

  Statement of net assets available for benefits:
    Net assets available for benefits per the
      financial statements                           $543,518,418
    Adjustment from fair value to contract
      value for fully benefit-responsive
      investment contracts                               (611,391)
                                                      -----------
    Net assets available for benefits per the
      Form 5500                                      $542,907,027
                                                      ===========

  Statement of changes in net assets
    available for benefits:
    Increase in Net Assets per the financial
      statements                                    $   6,191,309
    Adjustments from fair value to contract
      value for fully benefit-responsive
      investment contracts                               (611,391)
                                                      -----------
    Net income per Form 5500                        $   5,579,918
                                                      ===========

THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND
FOR THE YEAR ENDED DECEMBER 31, 2006 (concluded)
-------------------------------------------------------------------------------
9.  SUBSEQUENT EVENTS

    Effective January 1, 2007, the 401(k) plan was enhanced. The maximum employer contribution was increased from $3,000 to $6,000, for associates not employed under GMAC Home Services (GMAC Home Services is an entity within GMAC Residential Holding). Two additional 401(k) plan contributions were also added; a non-discretionary retirement contribution and a discretionary profit sharing contribution. The non-discretionary retirement contributions is a 2% annual of base compensation contribution while the discretionary profit-sharing contribution allows for a 0% - 2% annual contribution of base contribution.

    Effective January 1, 2008, The GMAC Mortgage Group LLC Savings Incentive Plan will merge into the GMAC LLC Retirement Savings Plan as part of an initiative to consolidate all 401(k) plans for nine GMAC US subsidiaries. On December 31, 2007, all assets will be transferred from the current Trustee, Fidelity Investments, to the new Trustee, StateStreet Bank. The consolidated plan will offer participants a revised set of investment choices. Participants' investments will be mapped to investment funds that are in an asset class similar to their current funds.


                                   * * * * * *


THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------


(a)(b) Identity of Issue, Borrower,    (c) Description of Investment,       (d) Cost    (e) Current Value
    Lessor or Similar Party                Including Maturity Date,
                                           Rate of Interest, Collateral,
                                           par or Maturity Value
---------------------------------------------------------------------------------------------------------
                                       Participant Loans
                                       (maturing 2007 to 2017
                                       at interest rates of
*  Various Participants                5% to 10.5%)                           **              $10,431,171
*  Fidelity Contrafund                 Growth Fund                            **               62,236,859
*  Fidelity Managed Income Fund        Stable Value Fund                      **               50,991,351
*  Fidelity Retirement Government
     Money Market Fund                 Money Market Fund                      **                       30
*  Fidelity Blue Chip Growth Fund      Growth & Income Fund                   **               16,172,019
*  Fidelity Small Cap Stock Fund       Growth Fund                            **               16,058,480
*  Fidelity Spartan U.S. Equity
     Index Fund                        Growth Fund                            **              102,811,668
*  Fidelity Puritan Fund               Balanced Fund                          **               49,412,138
*  Fidelity Low-Price Stock Fund       Growth Fund                            **               24,564,537
*  Fidelity Equity Income Fund         Growth Fund                            **               14,762,379
*  Fidelity Freedom 2010 Fund          Asset Allocation Fund                  **                6,290,342
*  Fidelity Freedom 2020 Fund          Asset Allocation Fund                  **               12,263,495
*  Fidelity Freedom 2030 Fund          Asset Allocation Fund                  **               12,851,435
*  Fidelity Freedom 2040 Fund          International Growth Fund              **                5,003,280


(Continued)


THE GMAC MORTGAGE GROUP LLC SAVINGS INCENTIVE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------


(a)(b) Identity of Issue, Borrower,    (c) Description of Investment,       (d) Cost    (e) Current Value
    Lessor or Similar Party                Including Maturity Date,
                                           Rate of Interest, Collateral,
                                           par or Maturity Value
---------------------------------------------------------------------------------------------------------
*  Fidelity Value Fund                 Growth Fund                            **              $39,046,786
*  Third Avenue Real Estate
     Value Fund                        Specialty Fund                         **                8,316,177
*  Phoenix Small Cap Val I             Growth Fund                            **                2,983,217
*  Fidelity Diversified
     International Fund                International Growth Fund              **               51,988,903
*  Fidelity Fixed Income Trust
     Inflation Protected Bond Fund     Bond Fund                              **                3,200,365
*  Janus Advisor Series Mid
     Cap Value                         Growth Fund                            **               18,833,446
*  ING Partners Inc PIMCO
     Total Return Portfolio            Bond Fund                              **               23,819,659
*  Alger Fund MidCap Growth Portfolio  Growth Fund                            **               10,429,679
                                                                                              -----------
                                                                              **             $542,467,416
                                                                                              ===========

*    Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included

(Concluded)